SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

NUTRITION 21, INC.
(Name of Issuer)

COMMON STOCK, $0.005 PAR VALUE
(Title of Class of Securities)

67069V108
(CUSIP Number)

July 1, 2010
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)
(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,270,184
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 11,270,184
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,270,184
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8% (1)
12.	TYPE OF REPORTING PERSON: OO
(1) The ownership percentage of the Reporting Person is based on 103,941,569 issued and outstanding shares of Common Stock as of July 1, 2010, which number of issued and outstanding shares of Common Stock is the sum of (i) 96,225,520 issued and outstanding shares of Common Stock as of June 7, 2010, as reported in the Issuer’s Schedule 14A that was filed with the Securities and Exchange Commission on June 9, 2010, and (ii) 7,716,049 shares of Common Stock issued by the Issuer to the Reporting Person on July 1, 2010.

Item 1(a).	Name of Issuer.
Nutrition 21, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
4 Manhattanville Road, Purchase, New York 10577-2197
Item 2(a).	Names of Person Filing.
Midsummer Investment Ltd. (“Midsummer Investment”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
Midsummer Investment Ltd. c/o Midsummer Capital, LLC 295 Madison Ave, 38th Floor New York, New York 10017
Item 2(c).	Citizenship or Place of Organization.
Bermuda
Item 2(d).	Title of Class of Securities.
Common Stock, $0.005 par value (the “Common Stock”)
Item 2(e).	CUSIP Number.
67069V108
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

As of the date hereof, Midsummer Investment beneficially owns 11,270,184 shares of Common Stock of the Issuer.

Midsummer Capital, LLC (“Midsummer Capital”) is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 11,270,184 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially owns 10.8% of the Issuer’s issued and outstanding Common Stock (based on 103,941,569 issued and outstanding shares of Common Stock as of July 1, 2010, which number of issued and outstanding shares of Common Stock is the sum of (i) 96,225,520 issued and outstanding shares of Common Stock as of June 7, 2010, as reported in the Issuer’s Schedule 14A that was filed with the Securities and Exchange Commission on June 9, 2010, and (ii) 7,716,049 shares of Common Stock issued by the Issuer to the Reporting Person on July 1, 2010).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 11,270,184 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 11,270,184 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2010

MIDSUMMER INVESTMENT LTD.

By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President